UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number 001-38810

STEALTH BIOTHERAPEUTICS CORP

(Translation of registrant’s name into English)

Stealth BioTherapeutics Corp

c/o Intertrust Corporate Services (Cayman) Limited

One Nexus Way, Camana Bay

Grand Cayman

KY1-9005 Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒ FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

As previously disclosed, on July 7, 2022, Stealth BioTherapeutics Corp (the “Company”) received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, based upon the Company’s continued non-compliance with the minimum bid price and market value of listed securities requirements, as set forth in Nasdaq Listing Rules 5450(a)(1) and 5450(b)(2), the Company’s securities would be delisted from Nasdaq. In accordance with Nasdaq rules, the Company timely requested a hearing before the Nasdaq Hearings Panel (the “Panel”), which hearing was held on August 11, 2022. On August 18, 2022, the Company received a letter notifying it that the Panel had granted the Company’s request for an exception to the Nasdaq continued listing standards, subject to the Company completing a going-private transaction on or before November 30, 2022 and simultaneously voluntarily delisting its securities from Nasdaq.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STEALTH BIOTHERAPEUTICS CORP

By:	/s/ Irene P. McCarthy
Irene P. McCarthy
Chief Executive Officer

Date: August 19, 2022